No.3, Lane 141, Sec. 3, Beishen Rd. Shenkeng Township Taipei County 222, Taiwan (R.O.C.) Phone: (403) 290-1744 Fax: (403) 266-5732 Website: www.transaktltd.com

December 20, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attention: Mr. Joseph M. Kempf

RE:	TransAKT Ltd.
Form 20-F for the year ended December 31, 2009
Filed June 29, 2010
Form 1O-Q for the quarter ended September 30, 2010
Filed November 15, 2010
File No. 000-50392

Dear Mr. Kempf:

We have received your correspondence dated December 10, 2010, and are in the process of preparing a response. Due to scheduling conflicts between the company’s auditors, accounts, and the corporation’s senior management located in Taiwan we will be unable to make a prompt reply, but we expect that we will be able to submit our reply on EDGAR by January 15, 2011. We hope this will be acceptable to you.

Sincerely,

/s/ James Wu
James Wu
TransAKT Ltd.